EXHIBIT 99.2
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Telkom SA Limited (TKG): Telkom Group acquires a further 25% of Multi-Links based in Nigeria
Telkom has acquired a further 25% of Multi-Links Telecommunications Limited (“Multi-Links”) from Kenston Investment Limited for USD130 million with effect from January 21, 2009, thereby increasing its ownership of Multi-Links to 100%. The purchase price was determined by an independent expert.
Multi-Links is a Nigerian Private Telecommunications Operator with a Unified Access License and Internet Service Provider License providing fixed, mobile, data, long distance and international telecommunications services throughout Nigeria. Telkom acquired its initial 75% shareholding in Multi-Links in May 2007.
Johannesburg
22 January 2009
Sponsor: UBS